UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

Sedona Software Solutions, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

81567A 10 2
(CUSIP Number)

Kyleen E. Cane
Cane Clark LLP
3273 E. Warm Springs Rd.
Las Vegas, NV 89120
(702) 312-6255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81567A 10 2

1. Names of Reporting Persons:  Cane Clark LLP
I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4. Source of Funds (See Instruction): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [   ]

6. Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.   Sole Voting Power:                              4,000,000 SHARES
8.   Shared Voting Power:                         N/A
9.   Sole Dispositive Power:                     4,000,000 SHARES
10. Shared Dispositive Power:                 N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,000,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [  ]

13.  Percent of Class Represented by Amount in Row (11): 74.4%

14.  Type of Reporting Person (See Instructions): PN

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CUSIP No. 81567A 10 2

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Sedona Software Solutions, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Cane Clark (the "Reporting Person"). The Issuer's current principal executive offices are located at 3273 E. Warm Springs Rd., Las Vegas, Nevada, 89120.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The reporting person filing this statement is Cane Clark LLP, a limited liability partnership organized under the laws of the state of Nevada.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 13, 2005, Mr. John Cooper, the Former Chief Executive Officer and Chief Financial Officer of Sedona Software Solutions, Inc., entered into a Share Transfer Agreement and transferred his 3,000,000 shares of common stock and assigned a convertible promissory note in the amount of $50,326 to Cane Clark LLP. As part of the same transaction, John E. Cooper’s two sons and prior directors of the Company, Andrew J. Cooper and Gordon E. Cooper, each transferred his 500,000 shares of common stock in the Company to Cane Clark, LLP. In consideration for the aggregate 4,000,000 shares, Cane Clark LLP agreed to forgive accrued legal fees incurred by the Company, which the Company was unable to afford. In further consideration for the aggregate 4,000,000 shares, Cane Clark, LLP agreed to pay John E. Cooper, Andrew J. Cooper, and Gordon E. Cooper the total sum of $100,000 out of the proceeds of any resale of the shares.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of approximately 74.4% of the Issuer’s common shares issued and outstanding.

The Reporting Person has a current plan to dispose of all of the securities it holds in the Issuer to a third party in a private transaction.

Upon the close of the Share Transfer Agreement, Mr. Cooper resigned as Chief Executive Officer, Chief Financial Officer, and director. Mr. Cooper appointed Mr. David Clark as Chief Executive Officer, Chief Financial Officer, and director. The resignation of Mr. Cooper as director and the appointment of Mr. Clark as director of the Company shall be effective ten days after the delivery of an information statement to the Company’s shareholders complying with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. Other than as set forth above, the Reporting Person has no current plan to change the present board of directors or management of the Issuer.

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CUSIP No. 81567A 10 2

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)          Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,000,000 shares of Common Stock of the Issuer, representing approximately 74.4% of the Issuer's common stock (based upon 5,376,500 shares of common stock outstanding at May 13, 2005),

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days. The Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts

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or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

In further consideration for the aggregate 4,000,000 shares transferred under the Share Transfer Agreement, the Reporting Person agreed to pay John E. Cooper, Andrew J. Cooper, and Gordon E. Cooper the total sum of $100,000 out of the proceeds of any resale of the shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                               Date:  June 14, 2005

                                                                                                                              CANE CLARK LLP

                                                                                                                               /s/   Kyleen Cane
                                                                                                                                       Signature of Kyleen Cane, Member of Cane Clark LLP

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